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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                           RAINFOREST CAFE, INC.
                     (Name of Subject Company (Issuer))


                            LSR ACQUISTION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                     LANDRY'S SEAFOOD RESTAURANTS, INC.
                    (Names of Filing Persons (Offerors))

                             ------------------

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                             ------------------


                                75086K 10 4
                   (CUSIP Number of Class of Securities)

                          Steven Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                         Telephone: (713) 850-1010

                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                         Telephone: (212) 735-3000

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [_] issuer tender offer subject to Rule 13e-4.

         [_] going-private transaction subject to Rule 13e-3.

         [_] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                  LANDRY'S SEAFOOD RESTAURANTS, INC. WARNS
                        RAINFOREST CAFE SHAREHOLDERS


HOUSTON, TEXAS (SEPTEMBER 28, 2000)

On Tuesday, September 26, 2000, Landry's Seafood Restaurants, Inc. ("Landry's") announced the signing of a definitive agreement to acquire the outstanding shares of Rainforest Cafe, Inc. ("Rain") for $3.25 per share, payable in cash. In response, the State of Wisconsin Investment Board ("SWIB") called the agreement an outrage. According to John Nelson, SWIB's investment director for small stocks, SWIB is going to oppose this.

In February of this year, Landry's signed a definitive agreement to acquire Rain for cash and Landry's stock in a deal worth a little over $4.00 per share. SWIB and Mr. Nelson actively campaigned against the agreement, which resulted in the cancellation of the transaction, even though Institutional Shareholder Services, the nation's leading proxy voting advisory firm, supported the deal. Since that time, the Rain stock price has dropped over 50%.

SWIB is an activist shareholder firm. They have, at times, taken an aggressive approach in order to oppose merger transactions in which they own shares of the target firm being acquired. Clearly, they were against the last Landry's - Rain agreement, as well as the current one.

SWIB was also against the proposed management led buyout of Avado Brands, Inc. ("Avado"), another restaurant company, back in 1999. Avado is the parent company for the popular eateries known as Don Pablo's, McCormick & Schmick's, Hops, and the Canyon Cafe. In response to a $7.25 per share offer, John Nelson said, "SWIB is prepared to challenge the valuation in a court of law." Nelson further said in a SWIB prepared statement that the offer of $7.25 per share was woefully inadequate. Just ten (10) short months later after Mr. Nelson's "fighting words," the Avado share price fell nearly 90% from management's proposed buyout number and is trading today around $.75 per share.

Landry's and Rain have structured their new deal so that Rain may terminate the agreement upon the receipt of a superior proposal. According to Tilman
J. Fertitta, Chairman, President and CEO of Landry's, "I invite SWIB, or anyone else for that matter, to top our offer. Landry's owns approximately 4.5% of Rain's stock. As a Rain shareholder, we welcome any proposal in excess of our offer. I know that the executive officers of Rain, who own or control over 3,000,000 shares, would agree with me. I have to believe that the stock owned or controlled by executive management of Rain is as important to them as it is to SWIB, Landry's or any other shareholder. Unfortunately, from Landry's perspective, we are only really buying the 8 Icon stores. We agree with Rain's earlier assessment (absent a successful turnaround) that as many as 20 stores may need to be closed."

Rain's largest individual shareholder, Lyle Berman, the Chairman and CEO of Rain, encouraged Rain shareholders to carefully consider SWIB's rhetoric in evaluating the Landry's tender offer. "We concur," stated Mr. Fertitta. "If SWIB truly believes our offer is inadequate, let them present a better one."

This news release (as well as information included in oral statements or other written statements made or to be made by the Company) may contain forward-looking statements. Actual events or the Company's results may differ materially from the results discussed in the forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change.

Rainforest Cafe shareholders are advised to read the tender offer statement regarding the acquisition of Rainforest Cafe, referenced in this press release, which will be filed by Landry's with the U.S. Securities and Exchange Commission and the related solicitation recommendation statement, which will be filed by Rainforest Cafe with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available at no charge at the SEC's website at www.sec.gov and may also be obtained from Landry's by directing such request to: Landry's Seafood Restaurants, Inc., 1400 Post Oak Blvd., Suite 1010, Houston, Texas 77056,
Attention: Investor Relations, telephone 713/850-1010, e-mail:
Pwest@Ldry.com.

For Landry's Seafood Restaurants, Inc. Investors

CONTACT:    TILMAN J. FERTITTA                 OR       PAUL S. WEST
            CHAIRMAN, PRESIDENT AND C.E.O.              VICE PRESIDENT-FINANCE AND C.F.O.
            (713) 850-1010                              (713) 850-1010
                                                        www.LandrysSeafood.com
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